EXHIBIT 21.1
SUBSIDIARIES OF
PHOENIX TECHNOLOGIES LTD.

Subsidiary	Country/State of Incorporation
Wholly Owned

PTL (Phoenix Technologies Israel) Limited*	Israel

Phoenix Technologies GmbH	Germany

Phoenix Technologies (Hungary) Kft.**	Hungary

Phoenix Technologies Kabushiki Kaisha	Japan

Phoenix Technologies (Korea) Ltd.	Korea

Phoenix Technologies Asia Pacific Ltd.	Hong Kong

Phoenix Technologies (Nanjing) Co. Ltd.	PRC

Phoenix Technologies (Netherlands) B.V.*	The Netherlands

62nd Solutions Ltd.**	New Zealand

PTL Software (India) Private Limited	India

* Liquidation in process

** Inactive